Exhibit 12

TAUBMAN CENTERS, INC.
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31

	2005	2004	2003	2002	2001
Earnings from Continuing Operations before
income from equity investees	$14,982	$19,900	$(5,448)	$14,103	$29,619

Add:
Fixed charges	137,837	116,584	104,626	95,280	97,184
Amortization of previously capitalized interest	3,843	3,612	3,256	2,601	1,630
Distributed income of Unconsolidated Joint Ventures (1)	95,249	40,070	36,740	27,912	21,861

Deduct:
Capitalized interest	(9,940)	(5,995)	(9,134)	(6,317)	(23,701)
Preferred distributions	(2,460)	(12,244)	(9,000)	(9,000)	(9,000)

Earnings available for fixed charges and preferred dividends	$239,511	$161,927	$121,040	$124,579	$117,593

Fixed charges:
Interest expense (2)	$121,612	$95,934	$84,194	$77,479	$61,959
Capitalized interest	9,940	5,995	9,134	6,317	23,701
Interest portion of rent expense	3,825	2,411	2,298	2,484	2,524
Preferred distributions (3)	2,460	12,244	9,000	9,000	9,000

Total fixed charges	$137,837	$116,584	$104,626	$95,280	$97,184

Preferred dividends (4)	27,622	17,444	16,600	16,600	16,600

Total fixed charges and preferred dividends	$165,459	$134,028	$121,226	$111,880	$113,784

Ratio of earnings to fixed charges and preferred
dividends	1.4	1.2	1.0 (5)	1.1	1.0

(1)	In December 2005, a 50% owned unconsolidated joint venture sold its interest in Woodland. The Company's $52.8 million equity in the gain on the sale is separately presented on the face of the income statement.
(2)	Interest expense in 2005 includes a $12.7 million charge incurred in connection with a prepayment premium and the write-off of financing costs related to the refinancing of The Mall at Short Hills and the pay-off of the Northlake Mall loan, and debt modifications in connection with the pay-off of the Oyster Bay loan.
(3)	TRG preferred distributions for the year ended December 31, 2004 include a $2.7 million charge relating to the redemption of the Series C and D Preferred Equity.
(4)	Preferred dividends for the year ended December 31, 2005 include a $3.1 million charge relating to the redemption of $87 million of Series A Preferred Stock, representing the difference between the book value and redemption price of the stock.
(5)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $0.2 million.